18010348

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 12/17/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC Mail Processing
DEC 18 2018
Washington, DC

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 12/17/18 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Kyle Murray, Assistant General Counsel (Printed Name and Title)

Subscribed and sworn before me this ____ day of ______ (Month), ____ (Year) by ________ (Notary Public)

My Commission expires ____________ County of ____________ State of ____________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Cboe

December 17, 2018

<u>Via Federal Express</u>

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
Assistant General Counsel

Enclosures

[1] See Attachment for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

- New Form Added – Cboe Options Exchange Hong Kong Trading Permit Holder Supplemental Application Form

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- Cboe Options Exchange Hong Kong Trading Permit Holder Supplemental Application Form – new form

Cboe Exchange, Inc.
Hong Kong Trading Permit Holder
Supplemental Application Form

The business organization referenced below ("Organization") certifies the following:

The Organization is authorized to become a Trading Permit Holder of Cboe Exchange, Inc. ("Cboe Options") and to engage in trading activities on Cboe Options' market.

The Organization is a corporation licensed by the Hong Kong Securities and Futures Commission ("SFC") under Part V of the Hong Kong Securities and Futures Ordinance. The Organization will promptly notify Cboe Options in writing if it ceases to be so licensed or if there are any other changes to its licence that would restrict or prohibit the Organization from engaging in trading activities on Cboe Options' market.

The Organization is not currently, and will not in the future become, a clearing member of a Designated Clearing Organization ("DCO") that clears transactions on Cboe Options unless the DCO has been authorized by the SFC to provide automated trading services and to admit clearing members from Hong Kong.

The Organization consents to Cboe Options providing the SFC with such information as the SFC may request relating to the Organization, including, without limitation, that the Organization has applied to become a Trading Permit Holder of Cboe Options, the name and location of the Organization, and information relating to trades conducted by the Organization on Cboe Options' market.

Please attach a copy of the Organization's licence granted by the SFC.

____

Trading Permit Holder ("TPH") Name

____

Signature of Authorized Officer, Partner or Managing Member of TPH

____

Printed Name

____

Title

____

Date

Updated December 7. 2018